Ex-Filing Fees

Calculation of Filing Fee Table

Schedule TO-I

CytoDyn Inc.

(Exact Name of Registrant as Specified in its Charter)

Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fee to Be Paid	$31,587,609.76		0.0001476	$4,662.33	(2)
Fees Previously Paid
Total Transaction Valuation	$31,587,609.76	(1)
Total Fees Due for Filing				$4,662.33
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due				$4,662.33

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum exercise price per share, based upon the Company’s closing share price on May 31, 2024.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024, equals $147.60 per million dollars of the value of the transaction.